Exhibit 3.3
Amendment to Bylaws of
China Armco Metals, Inc.

By resolution of the Board of Directors of China Armco Metals, Inc. (the “Corporation”) on March 30, 2010, Article II Stockholders - Section 2.09 - Vote Required was deleted in its entirety and substituted with the following:

Section 2.09 Vote Required.  When a quorum is present at any meeting, the vote of the holders of stock having at least thirty-three and one-third percent (33 ⅓%) of the voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one on which by express provision of the statutes of the state of Nevada or of the articles of incorporation a different vote is required, in which case such express provision shall govern and control the decision of such question.

Dated: March 30, 2010

/s/Kexuan Yao________________________
Kexuan Yao, Chairman of the Board of Directors